November 21, 2014

Mr. Stephen Krikorian

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Intersections Inc.

Form 10-K for the Year Ended December 31, 2013

Filed March 17, 2014

Forms 10-Q for Fiscal Quarter Ended June 30, 2014

Filed August 11, 2014

File No. 000-50580

Dear Mr. Krikorian:

We have reviewed the comment letter dated October 31, 2014 from the Commission’s Staff related to the above-mentioned filings by Intersections Inc. (the “Company”). With respect to each of the items in that letter, the Company’s response to the Staff’s comments is set forth below with each response below numbered to correspond to the numbered comment in the Staff’s letter. To assist in your review, we have included the text of the Staff’s comments below. As explained below, in accordance with the Staff’s request, where applicable, the Company has included revised disclosures responsive to the Staff’s comments in the Company’s quarterly report on Form 10-Q for the quarter ended September 30, 2014 (“Q3 2014 Form 10-Q”), which was filed on November 12, 2014.

Form 10-Q for the quarterly period ended June 30, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 25

1.

SEC Comment: The final three paragraphs of page 27 discuss some of the material trends, uncertainties and events facing your Consumer Products and Services segment. In light of the significance of this segment to your business as a whole, please expand the discussion of the material trends, uncertainties and events facing this segment in future filings to include a more detailed assessment of whether these trends, uncertainties and events will have, or are

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reasonably likely to have, a material impact on the company’s liquidity, capital resources or results of operations. For example, please expand the discussion of the potential remedial actions your material financial institution clients may take against you and the likelihood that these actions will materially impact your business. See Item 303 of Regulation S-K. For additional guidance, please consider Section III of SEC Release No. 33-8350.

Company Response: In response to the Staff’s comment, the Company has modified its disclosure in its Q3 2014 Form 10-Q on pages 29-30 as set forth below (marked against the disclosure contained in the Company’s Form 10-Q for the quarter ending June 30, 2014 with additions in italics and deletions in strike-through) and will continue to provide expanded disclosure in future 10-K/10-Q filings.

Revised Q3 2014 Form 10-Q Disclosure:

Under most of our client agreements, our clients may reduce or cease marketing of our products or terminate their contracts with us at their discretion. If one or more of our clients reduces or ceases the marketing of our products, we would lose access to additional subscribers and sources of revenue. Our typical contracts for direct marketing arrangements, and some indirect marketing arrangements, provide that after termination of the contract we may continue to provide our services to existing subscribers for periods ranging from two years to indefinite, substantially under the applicable terms in effect at the time of termination. Under certain of our agreements, however, including most indirect marketing arrangements, the clients may require us to cease providing services under existing subscriptions. Clients under most contracts may also require us to cease providing services to their customers under existing subscriptions if the contract is terminated for material breach by us or based on various events such as certain legal or regulatory changes, a party’s bankruptcy or insolvency, or other events. Even in contracts under which we have a right to provide our services to existing subscribers after termination, we often are substantially dependent on those clients to cooperate in allowing continued servicing, including continued billing by those clients. ~~For example, in January 2014, Capital One sent us a notice of its decision to terminate its marketing agreement with us. Under the notice, Capital One cancelled existing subscriptions, as of June 30, 2014. Prior to the termination, we generated approximately $1.0 million per month under this agreement. We negotiated an arrangement under which we continued to receive transition service fees, subject to certain conditions, through July 31, 2014.~~Our clients or others could take certain actions or make changes after the termination or expiration of our agreements which could materially interfere with or limit our ability to continue to provide our services to those subscribers or receive the related revenue.

We historically have depended upon a few large financial institutions in the United States for a significant portion of our new subscriber additions and our revenue. In the nine months ended September 30, 2014 and 2013, approximately 8% and 28%, respectively, of our new subscribers were derived from U.S. financial institutions and approximately 59% and 66%,

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respectively, of our Consumer Products and Services segment revenue were derived from agreements with U.S. financial institutions. Revenue from subscribers obtained through our largest client, Bank of America, as a percentage of Consumer Products and Services segment revenue, constituted approximately 44% and 43% in the nine months ended September 30, 2014 and 2013, respectively. ~~Bank of America and our other major financial institution clients have suspended or terminated their marketing of our products, and most other marketing through financial institutions has been reduced, suspended or terminated. We believe this is due to a number of factors, including regulatory scrutiny of the sales, marketing and administration of add-on products by financial institutions and changes in the financial institutions’ strategies. As a result, our~~Our new subscriber additions were 26% lower in the nine months ended September 30, 2014 as compared to the nine months ended September 30, 2013 despite growth in new subscriber additions from consumer direct and non-financial institution clients. ~~We expect ongoing regulatory~~

As a result of the review and scrutiny of sales of add-on and other consumer financial products and services, including identity theft protection products, ~~to continue to be a focus of~~by the Consumer Financial Protection Bureau and other regulators. ~~As a result~~, marketing of our products by ~~our major financial institution clients, and most other marketing by our~~Bank of America and our other financial institution clients, in the U.S. has been reduced, suspended or terminated, and we currently do not ~~know whether~~expect a material resumption in the marketing of our products by U.S. financial institutions ~~will be resumed, or whether, if resumed, they will return to prior levels~~. Some financial institution clients also have suspended billing of or cancelled certain subscribers, and may suspend billing of or cancel other subscribers. We believe these cancellations and suspensions are based on regulatory actions or changes in the regulatory environment, and others are based on changes in the marketing and customer relationship strategies of our financial institution clients. ~~We expect to continue to incur material costs as a result of this ongoing regulatory review and scrutiny. We or our financial institution clients also may take~~As a result, our revenue and income from operations in our Consumer Products and Services segment decreased materially in the nine months ended September 30, 2014 as compared to the nine months ended September 30, 2013, and we expect the trend of decreasing revenue and income from U.S. financial institutions to continue for the foreseeable future.

Bank of America has ceased marketing of our services, and the portions of our agreement with Bank of America under which our identity theft protection services were being marketed to prospective subscribers expired on December 31, 2011. We continue to provide our services to the subscribers we acquired through Bank of America before December 31, 2011, subject to normal attrition and other ongoing adjustments by us or Bank of America, which may result in cancellation of certain subscribers or groups of subscribers. In October 2013, our servicing of subscribers under our indirect marketing agreement with Chase terminated and we ceased to service approximately 615 thousand subscribers and 216 thousand non-subscriber customers. Since the termination, we continue to receive an immaterial amount of revenue from this arrangement for administrative services. Our indirect marketing

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agreement with Capital One terminated during the nine months ended September 30, 2014, and Capital One cancelled existing subscriptions effective as of June 30, 2014. Prior to the termination by Capital One, we generated approximately $1.0 million of revenue per month under this agreement. We negotiated an arrangement with Capital One under which we continued to receive transition service fees, subject to certain conditions, through July 31, 2014.

We and our financial institution clients are subject to legal actions and proceedings, including consumer class action litigation and government agency investigations and enforcement actions. Our financial institution clients have taken, and we may take, remedial actions including the issuing of refunds and/or cancellation of subscribers, and our clients may seek indemnification or contribution from us relating to those remedial actions~~On~~, which could require us to incur substantial expenses, pay damages, fines and penalties, lose subscribers and clients, and change our business practices, any of which could have a material adverse effect on our earnings and cash flow. For example, sales by financial institutions of add-on or ancillary products have been the subject of increasing scrutiny by federal and state regulators. We believe that the OCC, FDIC and CFPB are continuing to review our financial institution clients’ policies and practices with respect to add-on or ancillary products, and their management of third party suppliers like us. The CFPB, OCC and FDIC have entered into public consent orders with Bank of America, Capital One, Chase, Discover and American Express regarding the sales of add-on products, including identity theft protection products. Some parts of these consent orders have focused on the sales and marketing of the products, and others have focused on billing practices with respect to certain consumers who were deemed to have received less than the full benefits of the products. Under these consent orders, financial institutions have agreed, among other things, to make restitution of fees collected from their customers, take other remedial actions and cease marketing of the applicable products until their compliance plans are approved by regulators. For example, on April 7, 2014, Bank of America entered into consent orders with the CFPB and ~~Office of Comptroller of the Currency~~OCC under which Bank of America provided remediation to certain customers of identity theft products for which we are a service provider, as well as identity theft protection products of another service provider, based on allegations of unfairness with respect to how and when those customers were charged. ~~Further~~As of September 30, 2014, we have not made any material payments to third parties as a result of remedial actions taken by our financial institution clients or by us. However, as a result of this regulatory environment, we have made, and may make additional changes to our practices and products, we may experience additional subscriber cancellations, and we, or our clients, may be subject to further regulatory or legal actions.

We may continue to incur material costs as a result of this ongoing regulatory review and scrutiny, which could reduce the operating results of our Consumer Products & Services segment and our cash flow provided by operations. We provided information to the CFPB in response to the previously reported Civil Investigative Demand regarding the provision of “ancillary products related to credit card or deposit accounts” and a subsequent request for

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information received in January 2014. In July 2014, the CFPB notified us that, in accordance with the CFPB’s discretionary Notice and Opportunity to Respond and Advise (“NORA”) process, the CFPB is considering whether to pursue an enforcement action, including seeking potential refunds to subscribers, assessing civil penalties and issuing a consent order against us. Based upon our analysis of the probability of loss and whether the amount can be reasonably estimated, we have recorded an estimated liability of $125 thousand that represents potential refunds for subscribers and is included in general and administrative expenses in our condensed consolidated statements of operations. It is not possible to predict a potential civil penalty amount, or a range of civil penalty amounts, due to the unique facts and circumstances involved. We have responded to the NORA letter and, to date, we have not been required to make any payments. Any finding that we have violated a law or regulation, filing of an enforcement action against us, or entry by us into a consent order or settlement may have a material adverse effect on our business, operations and financial condition. See Note 14, “Commitments and Contingencies—Legal Proceedings” to the consolidated financial statements in Part I, Item 1 of this Quarterly Report on Form 10-Q for further discussion.

In response to the potential effect of these uncertainties on our liquidity, as discussed above, we initiated a plan intended to streamline operations and reduce the cost structure primarily in our Corporate business unit and Consumer Products and Services segment. See “—Cost Restructuring” above.

2.	SEC Comment: In future filings, please clarify the current status of your agreements with your material financial institution clients. In this regard, please discuss whether these clients have required you to cease providing services to existing subscribers, whether they have agreed to provide continued servicing of any existing subscribers and whether they have taken any remedial actions materially affecting you.

Company Response: The Company has modified its disclosure in its Q3 2014 Form 10-Q on page 30 as set forth in the response above to comment #1. In particular, we respectfully call the Staff’s attention to the 4th, 5th and 6th paragraphs above, which we believe address the Staff’s comments in substance. In addition, we supplementally inform the Staff that Bank of America is the only financial institution client of the Company for the nine months ended September 30, 2014 and the year ended December 31, 2013 pursuant to which subscribers obtained by the Company through the financial institution represents 10% or more of the Company’s consolidated revenues as contemplated by Item 101(c)(vii) of Regulation S-K.

Critical Accounting Policies

Goodwill, Identifiable Intangibles and Other Long Lived Assets, page 30

Mr. Stephen Krikorian

3.	SEC Comment: You indicate that the CPS segment where the goodwill resides has been changed in 1st Quarter Ending March 31, 2014 to exclude corporate transactions that are now reported in the Corporate business unit. However, you also disclose that the other significant estimates and assumptions that the estimated fair value of the reporting units was dependent on include overhead cost that is allocated based on each reporting unit’s relative benefit received from Corporate. Please clarify whether the overhead is comprised of all corporate transactions reported in the Corporate business unit and if not, what comprises the overhead. In addition, please clarify the basis for how the overhead is allocated.

Company Response: Prior to the quarter ended March 31, 2014, all the corporate headquarter office transactions were entirely included within our Consumer Products and Services reporting unit as they were not tracked or reported internally on a separate basis. Corporate headquarter office transactions consist primarily of overhead support functions and include, but are not limited to, legal, compliance, human resources, finance and internal audit expenses. During the quarter ended March 31, 2014, we restructured our internal organization and, as a result, bifurcated applicable general and administrative costs from the existing Consumer Products and Services reporting segment and created the Corporate business unit. Per the guidance in ASC 280 Segment Reporting, a company should reassess and analyze the impact if operating results regularly reviewed by the Chief Operating Decision Maker are changed. The Company acknowledges there was a change in the makeup of our reporting units, which are at the same level as our operating segments, used for our goodwill impairment analysis. At the time of the restructuring, which took place in the three months ended March 31, 2014, the Company reviewed the impact of the Corporate business unit on the Consumer Products and Services reporting unit, as well as its two other reporting units. Based upon this review, the Company utilized a relative benefit approach with respect to the re-allocation of the Corporate expenses to the respective reporting units for the purposes of impairment testing. The results of the Company’s impairment testing in previous periods would not have been negatively impacted had the relative benefits method been used because 100% of Corporate expenses were previously allocated to the Consumer Products and Services reporting unit. The Company believes the relative benefits allocation approach is preferential as it more accurately reflects the projected results of each reporting unit in the forecast period.

The overhead allocation includes all expenses reported in the Corporate business unit, except for depreciation and interest. The Company did not re-allocate Corporate depreciation and interest expenses as the impact to the discounted cash flow analysis was approximately $177 thousand through the date of the impairment test, which is immaterial to the discounted cash flow analysis taken as a whole.

The Company engaged in a thorough exercise, which also required judgment from the Company, in which it reviewed Corporate departmental expenses on a line-by-line basis as of May 31, 2014, which is the date of our impairment test for the quarter ended June 30, 2014.

Mr. Stephen Krikorian

The re-allocation of the total overhead Corporate expenses utilized a combination of the following methods:

•	Approximate percentage of time

•	The Company estimated a reasonable amount of time that each employee within each applicable department spends supporting each reporting unit. The Company reviewed each departmental organization chart by employee and function as a basis for this estimate. The Company then multiplied the percentage of employees supporting each reporting unit within each department by their approximate percentage of time and by the total payroll within each department. For example, the Company estimated that three out of seven executives support reporting units other than Consumer Products and Services approximately 50% of the time. This percentage, which calculates to approximately 20%, was then multiplied by the total payroll expense in the Executive department in order to reasonably allocate Executive department payroll in Corporate to the other reporting units. The Company believes this method to be reasonable and appropriate given its knowledge of the support needs of each reporting unit. For example, the Company used this allocation method for the Corporate Finance department to account for the billing, tax, insurance and accounting functions that will remain at Corporate and individually support the reporting units. Any resource dedicated to a reporting unit, along with a percentage of the applicable manager’s time, was included in the allocation for that reporting unit.

•	Further, if the reporting unit has a fully staffed and separate duplicate department from Corporate, the Company did not allocate any amount of departmental overhead costs to that particular reporting unit. For example, the Company’s Pet Health Monitoring reporting unit has a Legal department that handles its compliance needs and is separate from Corporate’s Legal department due to the unique and different nature of the services it will provide from the other reporting units. Therefore, the Company did not allocate any overhead expenses from the Corporate Legal department to the Pet Health Monitoring reporting unit and re-allocated the majority, if not all, of those particular expenses to the Consumer Products and Services reporting unit, to which the Corporate Legal department spent significantly all of its time.

•	Amount of payroll in specific reporting units over the total payroll

•

The Company divided the payroll within each reporting unit by the total consolidated payroll in order to calculate a percentage of payroll as an allocation method for certain overhead costs. The Company reviewed the financial information for each reporting unit as of May 31, 2014 in order to calculate the percentage. The Company believes this method to be reasonable and appropriate

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given its knowledge of the support needs of each reporting unit. For example, the Company used this allocation method for the Corporate Human Resources department to account for the payroll, benefits and share based compensation functions that will remain at Corporate and individually support the reporting units. The Company believes the amount, or percentage, of payroll is an appropriate basis to allocate the overhead expenses of the Human Resources department given their inherent tasks to support to the employee base.

•	Specific identification

•	For non-departmental expenses, such as consulting and professional fees, the Company used a more specific method to allocate Corporate overhead expenses based on a review of year to date expenses at the vendor level. Further, the Company reviewed vendor contracts, purchase order details and vendor invoices in order to determine the ownership of the expense based on its knowledge of the needs of each reporting unit. For example, in the first half of 2014 the Corporate business unit incurred expenses from specific vendors related to assisting Management with formulating a potential restructuring plan. This restructuring plan was subsequently approved by the Board of Directors and announced, via Form 8-K, in August 2014 and the full impact of these measures was in its Consumer Products and Services reporting unit only. Therefore, the Company did not allocate any of those costs from Corporate professional fees to the other reporting units and re-allocated all of those particular expenses to the Consumer Products and Services reporting unit.

As a result, the Company allocated approximately 86% of Corporate expenses to its Consumer Products and Services reporting unit for the remainder of 2014 in its discounted cash flow analysis. The Company acknowledges there is more than insignificant judgment in these allocations and the Company believes it has used a reasonable basis to estimate the allocation percentages.

In addition, the Company considered that retaining a constant allocation percentage of Corporate expenses by reporting unit for projection periods after 2014 may not accurately reflect the changing support needs of each reporting unit over the projection period. The Company determined that existing Corporate resources would continue to be needed, and possibly increase, to support the projected long term growth at the other reporting units, which are less mature than the legacy Consumer Products and Services business, as well as, to support the different product offerings at both the Pet Health Monitoring and Bail Bond Industry Solutions reporting units. Specifically, the Company’s Pet Health Monitoring reporting unit, an early stage unit launching a new product with higher revenue growth projections, is expected to begin commercial production and generate revenue within the quarter ending March 31, 2015. The Pet Health Monitoring reporting unit will be offering a unique product and service, which is not a form of product creation

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or distribution in which the Company has previously engaged. For example, the Finance function that resides at Corporate will be required to support the accounting for inventory, new additional tax compliance and new additional insurance coverage at the Pet Health Monitoring reporting unit. As a result of this analysis, the Company believes that the allocations should be adjusted over time based on the forecasted changing relative needs of the reporting units. In order to measure the adjustment, the Company considered several methods including, but not limited to, projected change in growth of revenue at the various reporting units and projected change in growth of expenses at the various reporting units. The Company considered using the year over year revenue growth as a reasonable method to adjust the allocation percentage, however, revenue growth was not considered an accurate proxy as the Pet Health Monitoring reporting unit is in a pre-revenue stage with no historical revenue trends but high expected growth. Rather, the Company used the percentage of forecasted year over year expense growth of the reporting units as it was considered to more appropriately reflect the Corporate support needs to be provided to each reporting unit. Relative to an allocation based on revenue, this approach tends to allocate a higher percentage of overhead cost to Consumer Products and Services as its revenue base is not growing as rapidly as other units in the projection period.

In summary, the allocation of Corporate’s expenses, included in the discounted cash flows used in the impairment testing analysis for the Consumer Products and Services reporting unit, based on the relative benefit approach in 2014, 2015, 2016 and 2017 are 86%, 79%, 71% and 61%, respectively. We acknowledge these percentages are decreasing, however, the percentage allocated to Consumer Products and Services still represents the majority of Corporate overhead costs, even though the operating expenses and support required for Pet Health Monitoring are projected to grow at a higher rate. The Company believes these allocation percentages to be its best estimate at this time. The Company will continue to review, and may possible refine, these metrics as the businesses grow and mature.

The following table details the increase/(decrease) in Operating expenses and corresponding overhead allocation as a percentage of Corporate overhead costs for each reporting unit in the forecasted period:

	Consumer Products and Services		Pet Health Monitoring		Bail Bonds Industry Solutions
	Increase (Decrease) in Operating expenses	Estimated Overhead Allocation %	Increase (Decrease) in Operating expenses	Estimated Overhead Allocation %	Increase (Decrease) in Operating expenses	Estimated Overhead Allocation %
Years ended:
2014	(27.3)%	86%	55.6%	11%	(8.3)%	3%
2015	(15.4)%	79%	150.7%	18%	18.2%	3%
2016	5.3%	71%	27.9%	26%	3.8%	3%
2017	8.1%	61%	39.9%	36%	7.4%	3%

Mr. Stephen Krikorian

In response to the Staff’s comments, the Company added the following additional disclosure to its Q3 2014 Form 10-Q within Note 2., Basis of Presentation and Summary of Significant Accounting Policies, as well as the critical accounting policies of the Management’s Discussion and Analysis and will continue to provide additional disclosure in future 10-K and 10-Q filings. To assist in your review, we have included the text of the proposed language below in italicized type.

Other significant estimates and assumptions include terminal value growth rates, estimates of future capital expenditures, changes in future working capital requirements and overhead cost allocation, based on each reporting unit’s relative benefit received from the functions that reside in Corporate. We performed a detailed analysis of our Corporate overhead costs for purposes of establishing the overhead allocation baseline for the projection period. Overhead allocation methods include, but are not limited to, the percentage of the payroll within each reporting unit, allocation of existing support function costs based on estimated usage by the reporting units, and vendor specific costs incurred by Corporate that can be reasonably attributed to a particular reporting unit. These allocations were adjusted over the projected period in our discounted cash flow analysis based on the forecasted changing relative needs of the reporting units. Throughout the forecast period, the majority of Corporate’s total overhead expenses are allocated to our Consumer and Products Services reporting unit. We will continue to review, and possibly refine, these allocation methods as our businesses grow and mature. There are inherent uncertainties related to these factors and management’s judgment in applying each to the analysis of the recoverability of goodwill.

*            *             *            *            *

In connection with the above, we hereby acknowledge that:

1.	Intersections is responsible for the adequacy and accuracy of the disclosure in the filings;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3.	Intersections may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If, after review hereof, you should have additional questions or should need any additional information, please contact the undersigned at (direct) 703-488-6810.

Mr. Stephen Krikorian

Very truly yours,

/s/ Ronald L. Barden

Ronald L. Barden

Chief Financial Officer

cc:	Amanda Kim, Staff Accountant

Mitchell Austin, Staff Attorney

Barbara C. Jacobs, Assistant Director

Duncan Barks, Deloitte & Touche LLP

Todd E. Lenson, Stroock & Stroock & Lavan LLP